UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                        (Amendment No. )*
                       BARNES & NOBLE, INC.
                    (Name of Issuer)
                   Common Stock, $.001 par value
                 (Title of Class of Securities)
                          067774109
                         (CUSIP Number)
                          Alan M. Stark
                         80 Main Street
                  West Orange, New Jersey 07052
                       (201)325-8660
(Name Address, and Telephone Number of Person Authorized to Receive Notices and Communications)
                       February 4, 1997
     (Date of Event which Requires Filing of this Statement)

If this filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4) check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See
Rule 13d-7.)      NO LONGER APPLICABLE

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          SCHEDULE 13D


CUSIP No.   067774109
__________________________________________________________________
     1)   Names of Reporting Person S.S. or I.R.S. Identification
          No. of Above Person

           LEON G. COOPERMAN
           S.S. No. ###-##-####
 _________________________________________________________________
     2)   Check the Appropriate Box if a Member of a Group (See
          Instructions)
                                                          (a) [ ]
                                                          (b) [X]
_________________________________________________________________
     3)   SEC Use Only
_________________________________________________________________
     4)   Source of Funds:
          WC
_________________________________________________________________
     5)   Check if Disclosure of Legal Proceedings is Required
          Pursuant to Items 2(d) or 2(e). . . . . . . . . . . . .
          NOT APPLICABLE
_________________________________________________________________
     6)   Citizenship or place of Organization:
          UNITED STATES
_________________________________________________________________
               (7)  Sole voting Power
Number of           1,372,400
Shares Bene-
ficially       (8)  Shared Voting Power
owned by              337,200
Each Report-
ing Person     (9)  Sole Dispositive Power
With                1,372,400

               (10) Shared Dispositive Power
                      337,200
_________________________________________________________________
     11)  Aggregate Amount Beneficially Owned by Each Reporting
          Person:   1,709,600
_________________________________________________________________
     12)  Check if the Aggregate Amount in Row (11)
                    N/A
_________________________________________________________________
     13)  Percent of Class Represented by Amount in Box (11):
                    5.2%
_________________________________________________________________
     14)  Type of Reporting Person
               I N

Item 1.   Security and Issuer.
          This statement relates to the common stock, $.001 par value (the "Common Stock" or the "Shares"), of BARNES & NOBLE, INC. ("Company"), which has its principal executive offices at 122 Fifth Avenue, New York, NY 10011.
Item 2.   Identity and Background.
          This statement is being filed by Leon G. Cooperman, ("Cooperman"). Cooperman is the Managing Member of Omega Associates, L.L.C. ("Associates"), a limited liability company organized under the laws of the State of Delaware. Associates is a private investment firm formed to invest in and act as general partner of investment partnerships or similar investment vehicles. Associates is the general partner of three limited partnerships organized under the laws of Delaware known as Omega Capital Partners, L.P., Omega Institutional Partners, L.P., and Omega
Equity Partners, L.P.   They are private investment firms engaged
in the purchase and sale of securities for investment for their own accounts. The business address of Cooperman and the principal business and office of Associates, Omega Capital Partners, L.P., Omega Institutional Partners, L.P., and Omega Equity Partners, L.P. is c/o Omega Advisors, Inc., 88 Pine Street, Wall Street Plaza - 31st Floor, New York, New York 10005. Cooperman is a citizen of the United States.
            Cooperman is also the President and majority stockholder of Omega Advisors, Inc., a Delaware corporation, engaged in providing investment management. The address of the principal business and office of Omega Advisors, Inc. is 88 Pine Street, Wall Street Plaza - 31st Floor, New York, New York 10005. Omega Advisors, Inc. serves as investment manager to Omega Overseas Partners, Ltd., and Omega Overseas Partners II, Ltd., and Cooperman is deemed to control said entities. Omega Overseas Partners, Ltd., is a Cayman Island corporation, with a business address at British American Tower, Third Floor, Jennrett Street, Georgetown, Grand Cayman Island, British West Indies. Omega Overseas Partners II, Ltd. is a Cayman Island corporation, with a business address c/o Hemisphere House, 9 Church Street, Hamilton HM 11, Bermuda. Omega Advisors, Inc. also serves with discretionary power as investment manager to unrelated third parties (herein referred to as the "Managed Account").
          Neither Cooperman nor any of the investment entities controlled by him have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has any such person, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration. Cooperman beneficially owns 1,709,600 Shares. Of this amount, 545,300 Shares were purchased by Omega Capital Partners, L.P., at a cost of $15,733.059; 43,800 Shares were purchased by Omega Institutional Partners, L.P., at a cost of $1,395,025; 73,600 Shares were purchased by Omega Equity Partners, L.P., at a cost of $2,109,280; 709,700 Shares were purchased by Omega Overseas Partners, Ltd., at a cost of $20,036,494; and 337,200 Shares were purchased by the Managed Account at a cost of $9,816,418. The source of funds for the purchase of all such Shares was investment capital.
Item 4.  Purpose of Transaction.
          Cooperman has acquired the Shares for investment purposes, and only in the ordinary course of business.
          In the ordinary course of business, Cooperman from time to time evaluates holdings of securities, and based on such evaluation, he may determine to acquire or dispose of securities of specific issuers.
          Cooperman has no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Schedule 13D.
Item 5.  Interest in Securities of the Issuer.
          Based upon the information contained in the Company's Form 10Q for the quarterly period ended October 26, 1996, filed with the Securities & Exchange Commission, there were issued and outstanding as of November 22, 1996, 33,173,423 Shares of Common Stock. Omega Capital Partners, L.P., owns 545,300 Shares, or 1.6% of those outstanding; Omega Institutional Partners, L.P., owns 43,800 Shares, or 0.1% of those outstanding; Omega Equity Partners, L.P., owns 73,600 Shares, or 0.2% of those outstanding; Omega Overseas Partners, Ltd., owns 709,700 Shares, or 2.1% of those outstanding; and the Managed Account owns 337,200 Shares, or 1.0% of those outstanding. Cooperman possesses sole power to vote and direct the disposition of all Shares of Common Stock owned by Omega Overseas Partners, Ltd. and Omega Overseas Partners II, Ltd. As to the 337,200 Shares owned by the Managed Account, there would be shared power to dispose or to direct the disposition of such Shares because the owners of the Managed Account may be deemed beneficial owner of such Shares pursuant to Rule 13d-3 under the Act as a result of their right to terminate the discretionary account within a period of 60 days.
          On February 1, 1997, Omega Overseas Partners II, Ltd. transferred its entire position consisting of 14,600 Shares to Omega Overseas Partners, Ltd., and those Shares are included in the 709,700 Shares owned by Omega Overseas Partners, Ltd.
          The following table details the transactions by each of Omega Capital Partners, L.P., Omega Institutional Partners, L.P., Omega Equity Partners, L.P., Omega Overseas Partners, Ltd., Omega Overseas Partners II, Ltd., and the Managed Account in shares of Common Stock within the 60 day period prior to this filing. All such transactions were open market transactions.


SALES:

               Omega Institutional Partners, Ltd.

            Date of           Amount of           Price Per
          Transaction           Shares              Share
          01/28/97              8,600             $30.29




PURCHASES:

                  Omega Capital Partners, L.P.

            Date of           Amount of           Price Per
          Transaction           Shares              Share
          12/16/96             20,400             $27.50
          12/17/96              3,300              27.19
          12/19/96             21,900              27.14
          12/20/96             13,600              27.13
          12/20/96             13,500              27.00
          12/27/96              1,500              26.50
          12/30/96              6,300              26.38
          12/31/96              2,300              26.25
          01/07/97              3,800              26.31
          01/08/97              1,800              26.25
          01/08/97             18,500              26.00
          01/09/97             23,400              27.05
          01/09/97             11,300              26.56
          01/10/97              3,200              26.50
          01/13/97              1,100              26.38
          01/14/97              5,000              26.38
          01/16/97              8,200              26.25
          01/17/97              4,700              26.15
          01/31/97              9,100              30.00



               Omega Institutional Partners, L.P.

            Date of           Amount of           Price Per
          Transaction           Shares              Share
          12/16/96             19,100             $27.58
          12/17/96              3,000              27.19
          12/19/96             20,600              27.14
          12/20/96             13,200              27.13
          12/20/96             12,800              27.00
          12/27/96              1,500              26.50
          12/30/96              5,800              26.38
          01/07/97                900              26.31
          01/08/97                400              26.25
          01/08/97              4,500              26.00
          01/09/97              7,100              27.05
          01/09/97              1,100              26.53
          01/10/97                400              26.50
          01/31/97              1,100              30.00



                   Omega Equity Partners, L.P.

            Date of          Amount of            Price Per
          Transaction          Shares               Share
          12/16/96             2,800              $27.50
          12/17/96               400               27.19
          12/19/96             3,100               27.14
          12/20/96             1,900               27.13
          12/20/96             1,900               27.00
          12/27/96               200               26.50
          12/30/96               800               26.38
          12/31/96               300               26.25
          01/07/97               100               26.31
          01/08/97               100               26.25
          01/08/97               700               26.00
          01/09/97               200               27.05
          01/09/97            14,200               26.53
          01/10/97               900               26.50
          01/13/97               300               26.38
          01/14/97             1,800               26.38
          01/31/97               400               30.00




                  Omega Overseas Partners, Ltd.


            Date of           Amount of           Price Per
          Transaction           Shares              Share
          12/16/96             10,000             $27.50
          12/17/96              1,600              27.19
          12/19/96             10,900              27.14
          12/20/96              6,800              27.13
          12/20/96              6,600              27.00
          12/27/96                800              26.50
          12/30/96              2,900              26.38
          12/31/96              1,100              26.25
          01/07/97              3,100              26.31
          01/08/97              1,600              26.25
          01/08/97             15,700              26.00
          01/09/97             20,000              27.05
          01/09/97             13,000              26.56
          01/10/97              4,000              26.50
          01/13/97              1,400              26.38
          01/14/97              6,500              26.38
          01/16/97             10,200              26.25
          01/17/97              5,400              26.25
          01/31/97             11,000              30.00
          02/04/97             30,800              32.67
          02/05/97             25,000              32.66
          02/13/97              4,100              32.50



                Omega Overseas Partners II, Ltd.

            Date of           Amount of           Price Per
          Transaction           Shares              Share
          12/16/96                600             $27.50
          12/17/96                100              27.19
          12/19/96                700              27.14
          12/20/96                400              27.13
          12/20/96                400              27.00
          01/09/97                300              26.56
          01/14/97                100              26.38
          01/16/97                200              26.25




                       The Managed Account


            Date of          Amount of            Price Per
          Transaction          Shares               Share
          12/16/96            10,700              $27.50
          12/17/96             1,600               27.19
          12/19/96            11,500               27.14
          12/20/96             7,100               27.13
          12/20/96             7,200               27.00
          12/27/96               900               26.50
          12/30/96             3,200               26.38
          12/31/96             1,300               26.25
          01/07/97             2,100               26.31
          01/08/97             1,100               26.25
          01/08/97            10,600               26.00
          01/09/97            25,400               27.05
          01/09/97             7,100               26.56
          01/10/97             1,500               26.50
          01/13/97               700               26.38
          01/14/97             3,100               26.38
          01/16/97             4,900               26.25
          01/17/97             2,900               26.15
          01/31/97             3,900               30.00
          02/13/97               300               32.50



Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof or between such persons and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.
         There is no material to be filed as Exhibits.
                         Signature
          After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.


Dated:  February 14, 1997


/s/ Alan M. Stark
ALAN M. STARK on behalf of LEON G.
COOPERMAN, pursuant to Power of
Attorney on file.

/s/ Alan M. Stark
ALAN M. STARK on behalf of LEON G.
COOPERMAN, as Managing Member of
Omega Associates, L.L.C. on behalf
of Omega Capital Partners, L.P.,
pursuant to Power of Attorney on file.


/s/ Alan M. Stark
ALAN M. STARK on behalf of LEON G.
COOPERMAN, as Managing Member of
Omega Associates, L.L.C. on behalf
of Omega Institutional Partners, L.P.,
pursuant to Power of Attorney on file.


/s/ Alan M. Stark
ALAN M. STARK on behalf of LEON G.
COOPERMAN, as Managing Member of
Omega Associates, L.L.C. on behalf
of Omega Equity Partners, L.P.,
pursuant to Power of Attorney on file.


/s/ Alan M. Stark
ALAN M. STARK on behalf of LEON G.
COOPERMAN, as President of Omega
Advisors, Inc., pursuant to Power
of Attorney on file.


ATTENTION:  INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT
CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).